SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(3) of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Name of Subject Company)

INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING LIMITADA
TELEFÓNICA, S.A.
(Names of Filing Persons)
American Depositary Shares
(Each Representing 4 Shares of Series A Common Stock, no par value)
(Title of Class of Securities)
204449300

(CUSIP Number of Class of Securities)
Shares of Series A Common Stock, no par value, and Shares of Series B Common
Stock, no par value
(Title of Class of Securities)
n/a
(CUSIP Number of Class of Securities)

Marcía García-Legaz Ponce
Head of Investor Relations
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain
Tel. 011 34 91 482 870
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen G. Rooney, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019-6092
(212) 259-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$21,044,820.89	$827.06

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by adding (A) the product of (x) 12,666,689 (which is the sum of the number of Compañía de Telecomunicaciones de Chile S.A. Series A Shares represented by American Depositary Shares (“ADSs”) not held by the Telefónica Group, each representing 4 Series A Shares, and the estimated maximum number of Series A Shares held directly by U.S. holders) times (y) the purchase price of Ch$1,100 per Series A Share, net in cash, converted to U.S. dollars using an exchange rate of Ch$664.57 to U.S.$1.00, the Observed Exchange Rate (as defined in the Offer to Purchase) as of December 1, 2008, and (B) the product of (x) 52,928 (which is the estimated maximum number of Compañía de Telecomunicaciones de Chile S.A. Series B Shares held by U.S. Holders) times (y) the purchase price of Ch$990 per Series B Share, net in cash, converted to U.S. dollars using an exchange rate of Ch$664.57 to U.S.$1.00, the Observed Exchange Rate as of December 1, 2008.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 0.00003930 of the transaction valuation.

(3)	The filing fee was paid by Inversiones Telefónica Internacional Holding Limitada and Telefónica, S.A. on December 1, 2008, the day prior to the initial filing of the Schedule TO.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $827.06
Filing Party: Inversiones Telefónica Internacional Holding Limitada and Telefónica, S.A.
Filing: Schedule TO/13E-3 filed on December 2, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☑	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement originally filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2008, as amended by Amendment No. 1 filed on December 15, 2008 (as amended, the “Schedule TO”), relating to the offer by Telefónica, S.A., a publicly held stock corporation organized and existing under the laws of the Kingdom of Spain (“Telefónica”), and Inversiones Telefónica Internacional Holding Limitada, a limited liability company (sociedad de responsabilidad limitada) organized and existing under the laws of the Republic of Chile and indirectly owned by Telefónica (“Purchaser” and, together with Telefónica, the “Bidders”), to purchase any and all of the outstanding shares of Series A common stock, no par value (the “Series A Shares”), and Series B common stock, no par value (the “Series B Shares” and, together with the Series A Shares, the “Shares”), of Compañía de Telecomunicaciones de Chile S.A., a publicly traded stock corporation organized and existing under the laws of the Republic of Chile (the “Company”), other than Shares currently owned by Telefónica Internacional Chile S.A., a corporation organized and existing under the laws of the Republic of Chile and indirectly wholly owned by Telefónica (“TICSA”), or Bidders (together, the “Telefónica Group”), and any and all of the outstanding American Depositary Shares (“ADSs”) of the Company, other than ADSs currently held by the Telefónica Group, each representing four Series A Shares, for 1,100 Chilean pesos per Series A Share, 990 Chilean pesos per Series B Share and 4,400 Chilean pesos per ADS, in each case payable in United States dollars based upon the Observed Exchange Rate published in the Official Gazette of Chile on the Expiration Date of the U.S. Offer (as defined below) (or if the Observed Exchange Rate is not published on the Expiration Date of the U.S. Offer, the Observed Exchange Rate published on the first day immediately preceding the Expiration Date of the U.S. Offer on which day the Observed Exchange Rate is published in the Official Gazette of Chile), net to the seller in cash and without interest thereon and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 2, 2008 (the “Offer to Purchase”), and in the related ADS Letter of Transmittal, the Form of Acceptance and the ADS Notice of Guaranteed Delivery (which, as they may be amended and supplemented from time to time, together constitute the “U.S. Offer”), copies of which are filed as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4), respectively, to the Schedule TO. Through a concurrent offer in Chile, Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned by the Telefónica Group, including Shares held by U.S. persons (together with the U.S. Offer, the “Offers”).

     The Offer to Purchase and related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery are hereby amended by replacing all references to “December 31, 2008” as the Expiration Date of the U.S. Offer with “January 6, 2009” in order to reflect the extension of the Expiration Date of the U.S. Offer.
     The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or not covered by the items in Schedule TO, except as otherwise set forth below.
     Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 12. Exhibits
     Item 12 is hereby amended as follows:

Exhibit No.	Description
Exhibit (a)(11)	Press Release by Telefónica, S.A., dated December 16, 2008, announcing the extension of the Offers.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.
Dated: December 16, 2008

TELEFÓNICA, S.A.

By:	/s/ Jorge Abadía Pozuelo Name: Jorge Abadía Pozuelo
Title: Authorized Signatory

By:	/s/ Ernesto López Mozo Name: Ernesto López Mozo
Title: Authorized Signatory

INVERSIONES TELEFÓNICA
INTERNACIONAL HOLDING LIMITADA

By:	/s/ Jorge Abadía Pozuelo Name: Jorge Abadía Pozuelo
Title: Authorized Signatory

By:	/s/ Ernesto López Mozo Name: Ernesto López Mozo
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
Exhibit (a)(11)	Press Release by Telefónica, S.A., dated December 16, 2008, announcing the extension of the Offers.